Exhibit 99.1

Thunder Bridge Announcement

May 10, 2019

Operator

Welcome to today's conference call, being hosted by Thunder Bridge Acquisition Limited. With us today from REPAY are John Morris, Co-Founder and Chief Executive Officer, and Tim Murphy, Chief Financial Officer.

Please note that today's presentation is neither an offering of securities nor solicitation of a proxy vote. In connection with the proposed business combination, please see Thunder Bridge’s Current Report on Form 8-K filed yesterday as well as its registration statement on Form S-4, which includes a preliminary proxy statement/prospectus, and other documents regarding the proposed transaction that have been, or will be, filed with the SEC. Investors and shareholders of Thunder Bridge are urged to carefully read the preliminary proxy statement/prospectus, and when they become available, the definitive proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about Thunder Bridge, REPAY and the proposed business combination. During this call, we will be making some forward-looking statements about our beliefs and estimates regarding future events and results. These forward-looking statements are subject to risks and uncertainties including those set forth in the SEC filings related to today's transaction. Actual results might differ materially from any forward-looking statements that we make today. The forward-looking statements speak only as of today and we do not assume any obligation or intent to update them except as required by law.

I would now like to turn the call over to Mr. Morris, please go ahead.

John Morris

Good morning everyone and thank you for joining us today. We wanted to take the opportunity to review the news we released last night in more detail, as well as give you a brief update on the REPAY business.

First, let’s discuss the private placement, or PIPE, transaction.

●	Thunder Bridge announced that it has agreed to issue and sell 13.5 million Class A ordinary shares at a price of $10.00 per share in a private placement to investors including funds and accounts managed by institutional investors Neuberger Berman, Baron Funds and Blackrock, Inc.
●	The gross proceeds from this transaction are $135 million
●	Concurrently with this transaction, certain of the institutional investors entered into a lock-up agreement under which they have agreed not to sell shares acquired in connection with the private placement for 120 days following the closing of the previously announced business combination with Repay, in exchange for receiving from the Sponsor of Thunder Bridge previously issued private warrants to purchase a total of 2.0 million Class A ordinary shares. These warrants will also be subject to the 120-day lock-up.
●	The closing of the private placement is conditioned on the concurrent closing of the proposed business combination between Thunder Bridge and Repay.
●	We are grateful for the commitment and support we have received from our new PIPE investors and look forward to working with, and on behalf of, all of our shareholders on the exciting next phase of REPAY’s growth story.

Tim Murphy

Next we will discuss the amendments to the merger agreement and related documentation which were entered into by Thunder Bridge and REPAY. The amendments, which are more fully described in our current report on Form 8-K filed yesterday, include the following changes to the merger agreement and related documentation. Further details about the merger agreement and the business combination are available in Thunder Bridge’s SEC filings, including its Registration Statement on Form S-4 filed with the SEC:

●	The base merger consideration payable to REPAY equity holders in the transaction has been reduced to $580,650,000 from $600,000,000.
●	The Sponsor will forfeit an additional 1,935,000 Class B ordinary shares. The Sponsor and other holders of the private placement warrants purchased in connection with Thunder Bridge’s IPO, other than the PIPE investors as noted above, will also forfeit their remaining private placement warrants at the closing of the business combination.
●	In addition, Repay’s minimum cash consideration condition has been reduced by $30,000,000 to $260,000,000.

●	As a condition to the parties’ obligations to complete the business combination Thunder Bridge will amend its outstanding public warrants so that each warrant holder will receive a cash payment of $1.50 per warrant - shortly after the closing of the proposed business combination - and an amended public warrant that will be exercisable for one-quarter of a Class A ordinary share for an exercise price of $2.875 for each one-quarter share, or $11.50 per whole share. This amendment, together with the forfeiture by the holders of the private placement warrants, will effectively eliminate approximately 75% of the dilution from the public warrants and 77% of the dilution from the private placement warrants purchased in connection with Thunder Bridge’s IPO. Private placement warrantholders forfeiting their warrants and the PIPE investors receiving warrants as described above will not receive the cash payment contemplated by the warrant amendment. PIPE investors receiving warrants will receive them as amended by the warrant agreement.
●	Finally, if proceeds of the PIPE investment, the remaining funds in Thunder Bridge’s trust account and cash of REPAY exceed the amount required to fund costs at closing, the excess will be used for general corporate purposes, including paying down debt or funding acquisitions. Excess amounts above $60 million will increase the portion of the merger consideration to be paid in cash to the REPAY holders, (with a resulting decrease in the number of REPAY units issued to REPAY holders).
●	We believe that the amended merger terms further align all shareholders by reducing the effective merger price and the overall dilution in the transaction, as well as decreasing the cash required to close.

Completion of the transactions is subject to approval by the stockholders of Thunder Bridge and holders of the public warrants and certain other conditions. We believe we are still on track to close in the second quarter of 2019.

John Morris

Now for a brief update on REPAY:

●	As you may have seen a few weeks ago, we recently entered Canada, where we are now offering our suite of payment processing solutions to the Canadian personal loan and automotive loan markets. Our expansion into Canada is an important strategic next step for our Company. We have several existing clients with a presence in the U.S. and Canada so the extension was a natural one. We look forward to updating you on our progress in Canada.
●	Additionally, we expect our first quarter 2019 results to become available in the coming weeks and we remain excited about the prospects ahead of us in 2019, and beyond, as we pursue growth in a market that is projected to have an estimated $535 billion of total annual payment volume by 2020, of which $225 billion is projected to be the annual debit payment volume.
●	And finally, we will be attending a few conferences in New York City in the coming weeks, including:
●	The Barclays Emerging Payments Forum on Tuesday, May 21st
●	MoffettNathanson’s Inaugural Payments, Processors and IT Services Summit on Wednesday, May 29th and
●	the RBC Financial Technology Conference on Thursday, June 13th.

To close, I would like to thank you for your time this morning. We truly believe that we have built a differentiated platform at REPAY that targets attractive end markets. We believe these transactions are exciting developments in REPAY’s next step. We look forward to continued discussions with you. Have a great day.

3